Exhibit 99.14

Bureau of Cannabis Control (833) 768-5880 Adult-Use - Retailer License Provisional Storefront LICENSE NO: C10-0000293-LIC LEGAL BUSINESS NAME: Farmacy SB, Inc PREMISES: 128 W MISSION ST SANTA BARBARA, CA 93101 VALID: 6/26/2019 EXPIRES: 6/25/2021 Non-Transferable Prominently display this license  as required by Title 16 CCR § 5039